UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Retail Ventures, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

76128Y 10 2

(CUSIP Number)

January 14, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    ☐   Rule 13d-1(b)
    ☒   Rule 13d-1(c)
    ☐   Rule 13d-1(d)

Schedule 13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS John C. Rossler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,560,953 **See Note 1**
	6	SHARED VOTING POWER 0 **See Note 1**
	7	SOLE DISPOSITIVE POWER 2,611,058 **See Note 1**
	8	SHARED DISPOSITIVE POWER 0 **See Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,611,058 **See Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% **See Note 1**
12	TYPE OF REPORTING PERSON IN

**Note 1**  Of the 2,611,058 shares of common stock beneficially owned as of January 14, 2005, 2,430,000 shares became subject to shared voting power and shared dispositive power as of March 17, 2005, and 2,477,000 shares were sold prior to the date of this filing. As of the date of this filing, John C. Rossler is the beneficial owner of approximately 134,058 shares of common stock of Retail Ventures, Inc. (“RVI”), and has ceased to be the beneficial owner of more than five percent of the outstanding common stock of RVI.

Schedule 13G	Page 3 of 7 Pages

Item 1(a).	Name of Issuer:

     Retail Ventures, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

3241 Westerville Road

Columbus, OH 43224

Item 2(a).	Name of Person Filing:

John C. Rossler

Item 2(b).	Address of Principal Business Office, or if None, Residence:

c/o Steven J. Kuperschmid, Esq.

Certilman Balin Adler & Hyman, LLP

90 Merrick Avenue

East Meadow, New York 11554

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, no par value per share

Item 2(e).	CUSIP Number:

76128Y 10 2

Schedule 13G	Page 4 of 7 Pages

Item 3.	If This Statement Is Filed Pursuant To Section 240.13d-1(b) or Section 240.13d-2(b) or (c), Check Whether The Person Filing Is A

(a) [ ]	Broker or dealer registered under Section 15 of the Act.
(b) [ ]	Bank as defined in Section 3(a)(6) of the Act.
(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act.
(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e) [ ]	An investment adviser in accordance with Section 240.13(d)-1(b)(1)(ii)(E).
(f) [ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g) [ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j) [ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Schedule 13G	Page 5 of 7 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:        2,611,058 **See Note 1**

(b)      Percent of class:   7.2%   **See Note 1**

(c)      Number of shares as to which the person has:

            (i)            Sole power to vote or to direct the vote:      2,560,953 **See Note 1**

            (ii)           Shared power to vote or to direct the vote:  0 **See Note 1**

            (iii)          Sole power to dispose or to direct the disposition of:  2,611,058 **See Note 1**

            (iv)          Shared power to dispose or to direct the disposition of:  0 **See Note 1**

Item 5.	Ownership of Five Percent or Less of a Class.

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒**See Note 1**

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

   As of March 17, 2005, Xtra Capital Corp. and John C. Rossler each have the right to receive a portion of the proceeds from the sale of the 2,430,000 securities with respect to which they share voting and dispositive power.  **See Note 1**

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

    Not applicable.

**Note 1**  Of the 2,611,058 shares of common stock beneficially owned as of January 14, 2005, 2,430,000 shares became subject to shared voting power and shared dispositive power as of March 17, 2005, and 2,477,000 shares were sold prior to the date of this filing. As of the date of this filing, John C. Rossler is the beneficial owner of approximately 134,058 shares of common stock of Retail Ventures, Inc. (“RVI”), and has ceased to be the beneficial owner of more than five percent of the outstanding common stock of RVI.

Schedule 13G	Page 6 of 7 Pages

Item 8.	Identification and Classification of Members of the Group.

    Not applicable.

Item 9.	Notice of Dissolution of Group.

    See Exhibit 1 filed with this Schedule 13G.

Item 10.	Certification.

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 8, 2005

By: /s/ John C. Rossler

 John C. Rossler

SCHEDULE 13G

CUSIP NO. 76128Y 10 2

EXHIBIT 1

NOTICE OF DISSOLUTION OF GROUP

The group referenced in the foregoing Schedule 13G was dissolved on April 8, 2005.  All further filings with respect to transactions in the common stock of Retail Ventures, Inc. will be filed, if required, by members of the group in their individual capacities.